

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 21, 2011

Via Facsimile
Mr. Pablo Brizzio
Chief Financial Officer
Ternium S.A.
29, Avenue de la Porte-Neuve – 3rd floor
L-2227   Luxembourg

      Re: **Ternium S.A.**
              Form 20-F for the Fiscal Year Ended December 31, 2010
              Filed June 30, 2011
              Response Letter Dated November 14, 2011
              File No. 1-32734

Dear Mr. Brizzio:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Terence O'Brien

              Terence O'Brien
              Branch Chief